Part I: Identifying Information

7. Provide the primary, and if any, secondary, physical street address(es) of the NMS Stock ATS matching system:

Equinix NY5 Data Center – Matching Engine
800 Secaucus Rd
Secaucus
07094
NJ

~~One Liberty Plaza   VAL~~
~~165 Broadway~~
~~New York~~
~~10006~~
~~NY~~